Exhibit 1
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
Reference is made to (1) the circular (the “CDMA Circular”) dated 1 August 2008 issued by China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited) (the “Company”) in relation to, amongst others, the CDMA Business Disposal, (2) the circular (the “VSA Circular”) dated 15 August 2008 issued by the Company in relation to, amongst others, the very substantial acquisition relating to the merger (the “Merger”) between the Company and China Netcom Group Corporation (Hong Kong) Limited (“Netcom”) and (3) the joint announcement of the Company and Netcom dated 15 October 2008 in relation to the Scheme becoming effective on 15 October 2008. Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as those defined in the VSA Circular.
1.	Introduction
The Board of Directors (the “Board”) of the Company has been informed that Unicom A Share Company will, in accordance with applicable PRC legal and regulatory requirements, publish a report on the status of implementation of the Merger on the website of the Shanghai Stock Exchange on 17 October 2008. The Company is issuing this announcement in order to ensure timely and equal disclosure of certain information relating to the Company and the Merger to the shareholders of the Company (the “Shareholders”) and public investors.
2.	Proposed Merger between CUCL and CNC China
The Board announces that as part of the Company’s integration with Netcom, on 15 October 2008, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) Netcom; (ii) China United Network Communications Corporation Limited (  ) (formerly known as China Unicom Corporation Limited (  )) (“CUCL”) and (iii) China Netcom (Group) Company Limited (  ) (“CNC China”), pursuant to which CUCL will merge with, and absorb, CNC China. The merged company will retain the name of China United Network Communications Corporation Limited (  ) and will remain a wholly-owned subsidiary of the Company.

3.	Status of the Syndicated Term Loan Facility
The Board announces that the Company has obtained waivers from the relevant lenders of the prepayment and event of default provisions and associated covenants in the syndicated loan agreement referred to in the VSA Circular in respect of the completion of the CDMA Business Disposal and the reduction in the shareholding of Unicom BVI in the Company following the completion of the Scheme. In addition, the Company has obtained the consent of the relevant lenders for the entire principal amount outstanding under the above syndicated loan facility, being US$200 million, together with accrued interest, to be prepaid by the Company on 13 November 2008. As previously disclosed in the CDMA Circular, the Company will allocate net proceeds from the CDMA Business Disposal to reduce the debt of the Group in order to reduce financing costs, and will hence use such proceeds to make the prepayment referred to above. Upon such prepayment being made, there will be no outstanding sum payable under the above loan facility.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-Executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae
Independent Non-Executive Directors:	Wu Jinglian, Cheung Wing Lam, Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 17 October 2008

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